Mail Stop 4561

October 12, 2007

Brenda G. Gujral
President
InLand Land Appreciation Fund, L.P.
2901 Butterfield Road
Oak Brook, IL 60523

      Re: InLand Land Appreciation Fund, L.P.
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed March 22, 2007
              File No. 000-18431

Dear Ms. Gujral:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kevin Woody
              Branch Chief